DISTRIBUTION SERVICES AGREEMENT
THIS AGREEMENT made this ___ day of _________, 2018, by and between Toroso Investments, LLC (the “Adviser”), a Delaware limited liability company and Foreside Fund Services, LLC, a Delaware limited liability company (the “Distributor”).

WHEREAS, pursuant to a distribution agreement by and between the Distributor and Tidal ETF Trust (the “Trust”) dated as of ___________ (the “Distribution Agreement”), the Distributor acts as the principal underwriter and distributor of shares of certain series (the “Funds”) of the Trust, as listed in Exhibit A to the Distribution Agreement; and

WHEREAS, the Adviser serves as investment adviser for the Funds, each a series of the Trust, an open-end investment company registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940, as amended (the “Act”); and

WHEREAS, in consideration of Distributor’s agreement to provide certain distribution services as described in the Distribution Agreement, the Adviser has agreed to compensate the Distributor to the extent that the Funds are not authorized to so compensate the Distributor;

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration the receipt of which is hereby acknowledged, the Adviser and the Distributor hereby agree as follows:

1. Services.
Distributor will provide the Funds which the Adviser manages with the distribution support services set forth in the Distribution Agreement, which is attached hereto as Exhibit A.
2. Compensation and Expenses.
The Distributor shall be entitled to receive the compensation set forth in Exhibit B.
3. Term and Termination.
(a) This Agreement will become effective upon the date first set forth above, will continue in effect throughout the term of the Distribution Agreement, and will terminate automatically upon any termination of the Distribution Agreement; provided, however, that, notwithstanding such termination of the Distribution Agreement, the Adviser will continue to pay to Distributor all fees to which Distributor is entitled pursuant to the Distribution Agreement for services performed through such termination date.
This Agreement may be terminated by the Adviser  upon 60 days’ written notice to the Distributor in the event the Adviser no longer serves as investment adviser to the Funds; provided that prior to or on such termination date, the Adviser pay to Distributor all compensation due as of such termination date.

4. Rights and Obligations of the Adviser and the Distributor.
The Adviser shall be responsible for the accuracy and completeness of information concerning its organization and marketing channels that the Adviser furnishes to the Distributor in connection with the Distributor’s provision of services pursuant to the Distribution Agreement.
5. Representations and Warranties.
(a)	The Adviser represents and warrants the following:
(i) this Agreement has been duly authorized by the Adviser and, when executed and delivered, will constitute a legal, valid and binding obligation of the Adviser, enforceable against it in accordance with its terms subject to bankruptcy, insolvency, reorganizations, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;
(ii) the contractual advisory fees that the Adviser charges the Trust do not contain any component for the purpose of paying for fund distribution; and
(iii) if applicable, the Adviser will pay, or cause one of its affiliates to pay, to financial intermediaries, or will reimburse the Distributor in advance in full for the payment to financial intermediaries of, any and all upfront commissions on sales of Shares as set forth in the Registration Statement, including the Prospectus, filed with the SEC and in effect at the time of sale of such Shares; and
(iv)  to the extent applicable, this Agreement has been disclosed to the Board of Trustees of the Trust  (the “Board”), and the Adviser has provided all such information to the Board as may be appropriate (or as has been requested by the Board) in connection with the Board’s review or approval of the arrangements contemplated hereunder, including amounts expended by the Adviser hereunder.
(b)	The Distributor represents and warrants the following:
(i) it is a duly registered broker-dealer in good standing with FINRA, and shall immediately notify the Adviser should the foregoing no longer be true during the term of this Agreement;
(ii) it is in material compliance with all laws, rules and regulations applicable to it, including but not limited to the rules and regulations promulgated by FINRA;
(iii) this Agreement has been duly authorized by the Distributor and, when executed and delivered, will constitute a legal, valid and binding obligation of the Distributor, enforceable against the Distributor in accordance with its terms subject to bankruptcy, insolvency, reorganizations, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.

6. Confidentiality.
During the term of this Agreement, the Distributor and the Adviser may have access to confidential information relating to matters such as either party’s business, procedures, personnel, and clients.  As used in this Agreement, “Confidential Information” means information belonging to the Distributor or the Adviser which is of value to such party and the disclosure of which could result in a competitive or other disadvantage to the non-disclosing party, including, without limitation, financial information, business practices and policies, know-how, trade secrets, market or sales information or plans, customer lists, business plans, and all provisions of this Agreement.  Confidential Information includes information developed by either party in the course of engaging in the activities provided for in this Agreement, unless: (i) the information is or becomes publicly known without breach of this Agreement, (ii) the information is disclosed to the other party by a third party not under an obligation confidentiality to the party whose Confidential Information is at issue of which the party receiving the information should reasonably be aware, or (iii) the information is independently developed by a party without reference to the other’s Confidential Information.  Each party will protect the other’s Confidential Information with at least the same degree of care it uses with respect to its own Confidential Information, and will not use the other party’s Confidential Information other than in connection with its duties and obligations hereunder.  Notwithstanding the foregoing, a party may disclose the other’s Confidential Information if (i) required by law, regulation or legal process or if requested by any regulatory agency with jurisdiction over the Distributor, the Fund or the Adviser; (ii) it is advised by counsel that it may incur liability for failure to make such disclosure; or (iii) requested to by the other party; provided that in the event of (i) or (ii) the disclosing party shall give the other party notice if required by law and shall reasonably cooperate with the other party (at such other party’s expense) in any efforts to prevent such disclosure.

7. Limitation of Liability.
The Distributor shall not be liable to the Adviser or the Funds for any action taken or omitted by it in the absence of bad faith, willful misfeasance, gross negligence or reckless disregard by it (or its agents or employees) of its obligations and duties under this Agreement or the Distribution Agreement.
8. Notices.
Any notice provided hereunder shall be sufficiently given when sent by registered or certified mail to the party required to be served with such notice at the following address: if to the Adviser, to it at 898 North Broadway, Suite 2, Massapequa, New York 11758, Attention: President and if to Distributor, to it at Three Canal Plaza, Suite 100, Portland, Maine 04101, Attention: Legal Department, or at such other address as such party may from time to time specify in writing to the other party pursuant to this Section.
9. Assignment.
This Agreement and the rights and duties hereunder shall not be assignable with respect to a Fund by either of the parties hereto except by the specific written consent of the other party.  This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

10. Governing Law.
This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware.
11. Miscellaneous.
(a) Paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.
(b) This Agreement constitutes the complete agreement of the parties hereto as to the subject matter covered by this Agreement, and supersedes all prior negotiations, understandings and agreements bearing upon the subject matter covered by this Agreement.
(c) If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if this Agreement did not contain such part, term or provision.
(d) This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.
(e) No amendment to this Agreement shall be valid unless made in writing and executed by both parties hereto.
(f) Invoices for fees and expenses due to Distributor hereunder and as set forth in Exhibit B hereto shall be sent by Distributor to the address furnished below unless and until changed by Adviser (Adviser to provide reasonable advance notice of any change of billing address to Distributor):
Toroso Investments, LLC
Attn: Daniel Carlson, CFO
898 North Broadway, Suite 2, Massapequa, New York 11758
Phone: 610-517-6901
E-mail: dcarlson@torosoinv.com

(g) This Agreement has been negotiated and executed by the parties in English. In the event any translation of this Agreement is prepared for convenience or any other purpose, the provisions of the English version shall prevail.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

Toroso Investments, LLC	Foreside Fund Services , LLC
By: Name: Title:	By: Name: Mark Fairbanks Title: Vice President

EXHIBIT A
Distribution Agreement

EXHIBIT B

Compensation

DISTRIBUTION SERVICES FEES

Organizational Fee	One-Time
Start-up advising including industry, products, APs, electronic connectivity and other launch requirements	• $ [ ]
Recurring Legal Underwriting Fees	Annual
Asset fee, based on total assets in the Funds, calculated and billed monthly. Asset fee is subject to an annual minimum fee based on the total number of Funds:

• Funds 1-5: $ [ ]/Fund
• Funds 6-10: $ [ ]/Fund
• Funds 11+: $ [ ]/Fund
• Up to $ [ ] million – 1.00 basis point • $[ ] to $ [ ] billion – 0.75 basis point • Over $ [ ] billion – 0.50 basis point
Advertising Compliance Review	Per Communication Piece
• Provide a FINRA compliance professional to review fund marketing material
• $ [ ] per communication piece for the first 10 pages (minutes if audio or video); $[ ] per page thereafter;
• $[ ] per communication piece requiring expedited review (within 24 hours); $[ ] per page thereafter

     Notes: Out-of-pocket charges include FINRA filing fees; compliance staff travel; communications; postage and delivery service fees; reproduction and record storage fees.  $125 FINRA filing fee per piece for the first 10 pages - $10 per page thereafter; $600 FINRA filing fee per piece requiring expedited review (within 24 hours) - $50 per page thereafter.   FINRA filing fees may not apply to all communication pieces.  Legal Underwriting Fund fee minimum is subject to a CPI-U adjustment based on the anniversary date of the agreement.

OUT-OF-POCKET EXPENSES

Reasonable out-of-pocket expenses incurred by the Distributor in connection with the services provided pursuant to the Distribution Agreement.  Such expenses may include, without limitation, regulatory filing fees; marketing material regulatory review fees; communications; postage and delivery service fees; bank fees; reproduction and record retention fees; travel, lodging and meals.

Notes:

➢	Fees will be calculated and payable monthly.